SECURITI  MISSION

02004785

ANNU... ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24024



RECEIVED
04 2002
143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Driehaus Securities Corporation

(~~Filed as confidential information pursuant to Rule 17a-5~~)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dusko Culafic (312) 587-3800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name)*

33 West Monroe Street	Chicago	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dusko Culafic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


OFFICIAL SEAL
STELLA BASOUKEAS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/17/06

This report **contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRIEHAUS SECURITIES CORPORATION
(a Delaware S-Corporation)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS:		
Cash and cash equivalents	$ 10,957,826	
Cash deposited in a special reserve account for the exclusive benefit of customers	1,877,218	
Receivables from and deposits with clearing broker	3,123,631	
Furniture, equipment, land and building (net of accumulated depreciation of $4,348,001)	12,855,885	
Other	276,845	
Total assets		$ 29,091,405
LIABILITIES:		
Accounts payable	$ 834,836	
Commission rebates payable	433,718	
State replacement taxes payable	651,440	
Real estate taxes payable	156,000	
Due to affiliates	2,533,981	
Other	11,401	
Total liabilities		$ 4,621,376
SHAREHOLDER'S EQUITY:		
Common stock:		
Class A ($0 par; 1,000 shares authorized, issued and outstanding) Class B ($0 par; 9,000 shares authorized, issued and outstanding)	$ 1	
Additional paid-in capital	4,009,999	
Retained earnings	20,460,029	
Total shareholder's equity		$ 24,470,029
Total liabilities and shareholder's equity		$ 29,091,405

The accompanying notes to financial statements
are an integral part of this statement